Mail Stop 3561

July 6, 2006

Mr. Lawrence R. Rutkowski
Chief Financial Officer
The Warnaco Group, Inc.
501 Seventh Avenue
New York, New York 10018

> **RE:** **The Warnaco Group, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Form 10-Q for Quarterly Period Ended April 1, 2006**
> **Filed March 3, 2006 and May 11, 2006**
> **File No. 001-10857**

Dear Mr. Rutkowski:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2005

Item 1. Business, page 1

1.      Your presentation of "Group Operating Income" represents a non-GAAP
        measure.  In future filings please provide alongside these measures the disclosures
        required by Item 10(e) of Regulation S-K.  Please ensure your disclosures justify
        the usefulness of presenting these measures outside of the context of the SFAS
        131 required reconciliation.  Refer to Question and Answer 21 in our Frequently
        Asked Questions Regarding the Use of Non-GAAP Financial Measures (available
        on our website at www.sec.gov).

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 35

Liquidity, page 61

    2.  You disclose in Item 1. Business, "In connection with the consummation of the
        CKJEA Acquisition, [you] will, subject to certain conditions, acquire 100% of the
        shares of the company that operates the license for *Calvin Klein* men's and
        women's Collection apparel and accessories worldwide on or about January 2,
        2008."  Please tell us now and disclose in future filings the conditions necessary
        in order for you to consummate this acquisition.  Additionally, please disclose
        how you expect to finance the cost of this acquisition.  Refer to Item 303(a)(1) of
        Regulation S-K.

Contractual Obligations, page 64

    3.  In future filings please add interest payments related to your long-term debt to the
        table.  Because the table is aimed at increasing transparency of cash flow, we
        believe interest payments should be included in the table.  If you choose not to
        include these payments, a footnote to the table should clearly identify the
        excluded item and provide any additional information that is material to an
        understanding of your future cash requirements.  See Item 303(a)(5) of Regulation
        S-K and Section IV.A and footnote 46 to the Commission's MD&A Guidance
        issued December 19, 2003 available at www.sec.gov.

Item 8. Financial Statements and Supplementary Data, page 68

Consolidated Balance Sheets, page F-6

4. Please tell us if any of your "Cash and cash equivalents" pledged as collateral against your outstanding letters of credit are restricted as to withdrawal or usage. Refer to Rule 5-02(1) of Regulation S-X.

5. In future filings please omit the subtotal captioned "Total other assets." Refer to Rule 5-02 of Regulation S-X.

6. In future filings please separately disclose those current liabilities that exceed five percent of your "Total current liabilities." In this regard, your "Accrued liabilities" appear to exceed this threshold. If none of the individual components exceed five percent, please still consider disclosing a table of the individual components in your footnotes. Refer to Rule 5-02 of Regulation S-X.

Notes to Consolidated Financial Statements, page F-11

Note 1. Nature of Operations and Summary of Significant Accounting Policies, page F-11

Goodwill and Other Intangible Assets, page F-14

7. Please clarify for us the frequency of your impairment testing related to your indefinite-lived intangible assets. Your disclosure suggests that the periods between your annual testing may be greater than twelve months. Please also tell us when your indefinite-lived intangible assets were last tested for impairment. Refer to paragraphs 16 and 17 of SFAS 142.

Form 10-Q for Fiscal Quarter Ended April 1, 2006

Note 1. Nature of Operations and Basis of Presentation, page 4

Stock-Based Compensation, page 4

8. In future filings please ensure you include all the disclosures required by SFAS 123(R). In this regard, we noted you did not disclose the intrinsic value of options outstanding and options currently exercisable. Refer to paragraph A240 (d) of SFAS 123(R).

Form 8-K/A Amendment No. 2 filed April 14, 2006

Exhibit 99.1 Financial Statements of CKJEA Business

9.  Please provide us with your significance tests you used to determine the appropriate financial statements to include for your acquisition of The Fingen-Calvin Klein Jeanswear Business.  Please ensure your significance tests are based on US GAAP amounts and you clearly describe the periods used in the numerator and denominator for each test.  Notwithstanding the preceding, please tell us in detail why you have not presented all of the Item 17 of Form 20-F disclosures for these financial statements prepared in conformity with accounting principles generally accepted in the Republic of Italy.  In this regard, it appears that this business acquisition may be significant above the thirty percent level.  Refer to Rule 3-05(c) of Regulation S-X and Item 17(c) (2)(v) of Form 20-F.

Unaudited Pro Forma Condensed Combined Statement of Operations for Fiscal Year Ended December 31, 2005, page 3

10. Please explain to us why you eliminated the $3.5 million of income realized upon the sale of certain retail stores in January 2005 to arrive at your unaudited management accounts presented in conformity with U.S. GAAP.  In this regard, a discussion of the material variations in the accounting principles used in recording the income from those principles, practices, and methods generally accepted in the United States appears necessary.  Refer to Item 17(c)(2) of Form 20-F.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response.  Please furnish a letter that keys your responses to our comments and provides any requested information.  Detailed letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your responses to our comments.  Please file your response letter on EDGAR as a correspondence file.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

If you have any questions regarding these comments, please direct them to Adam Phippen, Staff Accountant, at (202) 551-3336. In his absence, direct your questions to Anthony Watson at (202) 551-3318. Any other questions may be directed to me at (202) 551-3843.

Sincerely,


George F. Ohsiek, Jr.
Branch Chief